Exhibit 99.1

Ballard CEO to Attend 3rd Annual ROTH CleanTech and Industrial Growth Day in London, U.K.

VANCOUVER, June 13, 2017 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) has announced that Randy MacEwen, President & Chief Executive Officer will attend the 3rd Annual ROTH CleanTech and Industrial Growth Day being held at the Dorchester Hotel in London, U.K. on Wednesday, June 21st.

Throughout the day Mr. MacEwen will be available for 1-on-1 meetings with interested investors.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/June2017/13/c1602.html

%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 13:15e 13-JUN-17